Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, CA 94404

December 29, 2005

Mark P. Schuman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ozark Holding Inc. (the “Company”) Registration Statement on Form S-4 Registration No. 333-129139 (the “Registration Statement”)

Ladies and Gentlemen:

On December 29, 2005, the Company filed Amendment No. 4 to the Registration Statement, registering the issuance of 182,826,501 shares of the Company’s Common Stock in connection with the business combination of Oracle Corporation (“Oracle”) and Siebel Systems, Inc. (“Siebel”).

In connection therewith and as previously discussed with the Staff, on behalf of Siebel we hereby request effectiveness of the Registration Statement as of 9:00 a.m. EST on December 29, 2005, or as soon as practicable thereafter.

Siebel acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Siebel from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Siebel may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to the undersigned at (650) 477-5000.

Very truly yours,

/s/ Jeffrey T. Amann

Jeffrey T. Amann

Senior Vice President and

General Counsel

cc:	William Kelly

Davis Polk & Wardwell

Eric Jensen

Cooley Godward LLP